Item 77D - 	Deutsche CROCI(r) Equity Dividend
Fund (a series of Deutsche Value
Series, Inc.) (the "Fund")
Effective February 16, 2017, the Fund's investment strategy was changed as follows:

Main investments. Under normal
circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in dividend-paying equity securities (mainly common stocks). Equity securities may also include preferred stocks, depository receipts and other securities with equity characteristics, such as convertible securities and warrants.
Companies are selected for the fund's
portfolio using the Cash Return on Capital
Invested (CROCI (r)) strategy as the primary factor, among other factors. Portfolio management will select stocks from among the largest US companies which are under CROCI (r) coverage at any given time (while the number of companies under CROCI(r) coverage will vary, as of September 30, 2016, approximately 345 companies were under
CROCI (r) coverage).
Although the fund can invest in stocks of any economic sector (which is comprised of two or more industries), at times it may emphasize one or more sectors and may invest more than 25% of total assets in a single sector. The fund may invest up to 20% of total assets in foreign securities.
Management process. Portfolio management intends to select approximately forty stocks based on (among other factors) the Cash
Return on Capital Invested (CROCI(r))
Economic Price Earnings Ratio, while
seeking above average dividend yield. The
CROCI(r) Economic Price Earnings Ratio
(CROCI(r) Economic P/E Ratio) is a
proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e. price/book value divided by return on equity). It is a US-specific strategy seeking to select approximately the forty best value companies under CROCI(r) coverage
(excluding financial companies) with
additional screening on high dividend yield, dividend sustainability and price volatility. At times, the number of stocks held in the fund may differ from forty stocks as a result of corporate actions, mergers or other events.
The fund is reconstituted periodically in accordance with the strategy's rules (re-selecting approximately forty stocks that will make up the fund). The strategy targets low valuation combined with higher dividends and excludes stocks with undesirable characteristics such as, for example, high financial leverage, low cash returns and high volatility which are calculated and supplied by the CROCI (r)
Investment Strategy and Valuation Group, a unit within Deutsche Asset Management, through a licensing agreement with the fund's Advisor. (The CROCI (r) Investment
Strategy and Valuation Group is not
responsible for the management of the fund.
The Advisor, not the fund, is responsible for paying the licensing fees.) The strategy may also utilize systematic turnover control buffers to minimize undesired levels of portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity controls and managing the portfolio with tax efficiency in mind.
The fund may also invest in exchange-traded funds (ETFs). The fund's investments in ETFs will be limited to 5% of total assets in any one ETF and 10% of total assets in the aggregate in ETFs.
The CROCI (r) strategy is supplied by the CROCI (r) Investment Strategy and Valuation
Group, a unit of the Deutsche Bank Group, through a licensing arrangement with the fund's
Advisor.
CROCI(r) Investment Process. The
CROCI(r) Investment Process is based on
the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI (r)
Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in what port-folio management believes is an effective and efficient sector and stock selection process targeting investment in real value.